UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.

(Name of Subject Company)

VENTANA MEDICAL SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92276H106

(CUSIP Number of Class of Securities)

Christopher M. Gleeson

Ventana Medical Systems, Inc.

1910 E. Innovation Park Drive

Tucson, AZ 85755

(520) 887-2155

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Thomas A. Cole, Esq.

Frederick C. Lowinger, Esq.

Michael A. Gordon, Esq.

Robert L. Verigan, Esq.

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Facsimile: (312) 853-7036

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE

VENTANA MEDICAL SYSTEMS, INC.

Ventana Advises Shareholders to Defer Taking Any Action in Response to Roche Offer

BusinessWire

26 June 2007

TUCSON, Ariz.—(Business Wire)—The Board of Directors of Ventana Medical Systems (NASDAQ: VMSI) today recommended that its shareholders take no action at this time in response to the announcement by Roche that it will make an unsolicited tender offer to acquire all outstanding shares of Ventana for $75.00 in cash per common share. Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, the company’s Board will review and consider Roche’s offer and, following the commencement of the tender offer, will make a recommendation to shareholders within 10 business days.

Merrill Lynch & Co. is acting as financial advisor and Sidley Austin LLP is acting as a legal advisor to Ventana.

About Ventana

Ventana develops, manufactures, and markets instrument/reagent systems that automate slide preparation and staining in clinical histology and drug discovery laboratories worldwide. Ventana’s clinical systems are important tools used in the diagnosis and treatment of cancer and infectious diseases. Ventana’s drug discovery systems are used to accelerate the discovery of new drug targets and evaluate the safety of new drug compounds.

Visit the Ventana Medical Systems, Inc., website at www.ventanamed.com.

Sard Verbinnen & Co. Media: Anna Cordasco / Brooke Morganstein, 212-687-8080 or Investors: Brad Wilks / Seth Frank, 312-895-4700